Exhibit 99.25

CONSENT OF EXPERT

I, Laurentius Verburg, P. Geo. consent to the following in connection with the Annual Report on Form 40-F for the year ended December 31, 2022 (“Annual Report”) of Osisko Development Corp.:

(i)

the quotation, inclusion or summary of those portions prepared by me of the technical report entitled Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada, dated 10 January 2023 and amended 12 January 2023, with an effective date of: 30 December 2022; and

(ii)	the use of and reference to my name;

in each case above, where used or incorporated by reference into the Annual Report and exhibits thereto.

By:	/s/ Laurentius Verburg
Name:	Laurentius Verburg, P. Geo.
March 31, 2023